SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from ________________ to  ________________.


                     Commission File No.: 0-12954


         A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                         Cadmus Thrift Savings Plan



         B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                        Cadmus Communications Corporation
                             6620 West Broad Street
                            Richmond, Virginia 23230

                              REQUIRED INFORMATION

         The following financial statements are furnished for the Cadmus Thrift Savings Plan:



                    Report of Independent Public Accountants

    Statements of Net Assets Available for Plan Benefits - Modified Cash Basis
                        as of December 31, 1998 and 1997

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
     Information - Modified Cash Basis for the Year Ended December 31, 1998

 Notes to Financial Statements and Schedules as of December 31, 1998 and 1997

        Schedule I: Line 27a - Schedule of Assets Held for Investment Purposes - Modified Cash Basis as of December 31, 1998

    Schedule II: Line 27d - Schedule of Reportable Transactions - Modified
                Cash Basis for the year Ended December 31, 1998

                  Consent of Independent Public Accountants

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     CADMUS THRIFT SAVINGS PLAN
                                     Cadmus Communications Corporation
                                     (As Plan Administrator)


June 29, 1999                   By: /s/ Bruce V. Thomas
-------------                       --------------------
  (Date)                                Bruce V. Thomas
                                        Senior Vice President and Chief
                                        Financial Officer

                           CADMUS THRIFT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                           CADMUS THRIFT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                           PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -MODIFIED CASH BASIS
   As of December 31, 1998 and 1997                                          3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
   INFORMATION -MODIFIED CASH BASIS
   For the Year Ended December 31, 1998                                      4

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
   As of December 31, 1998 and 1997                                          5

ITEM 27(A) -SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-MODIFIED
   CASH BASIS
   As of December 31, 1998                                                  11

ITEM 27(D) -SCHEDULE OF REPORTABLE TRANSACTIONS -MODIFIED CASH BASIS
   For the Year December 31, 1998                                           12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator and Participants of the Cadmus Thrift Savings Plan:

We have audited the accompanying statements of net assets available for benefits
- modified cash basis, of the Cadmus Thrift Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information - modified cash basis, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cadmus Thrift Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits, with fund information, for the year ended December 31, 1998, on the modified cash basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions - modified cash basis are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits - modified cash basis is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                          /s/Arthur Andersen LLP

Richmond, Virginia
June 24, 1999

                           CADMUS THRIFT SAVINGS PLAN


      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
                        AS OF DECEMBER 31, 1998 AND 1997

                                                              1998            1997
                                                              ----            ----
ASSETS:
     Investments, participant-directed, at fair value-
         Cadmus Common Stock Fund:
              Cadmus Communications Corporation
                common stock                             $  2,125,082     $  2,327,140
              T. Rowe Price Prime Reserve Fund                319,350          238,019
                                                          -----------      -----------
                                                            2,444,432        2,565,159
         Mutual funds                                      69,766,001       51,516,608
         Common/collective trust                           16,986,544       15,588,910
         Participant loans receivable                       2,544,563        2,533,379
                                                          -----------      -----------
                  Net assets available for benefits       $91,741,540      $72,204,056
                                                          ===========      ===========

        The accompanying notes are an integral part of these statements.

                           CADMUS THRIFT SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   WITH FUND INFORMATION - MODIFIED CASH BASIS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                           STABLE
                                                                           VALUE                         EQUITY        SMALL-CAP
                                                           BALANCED        COMMON        GROWTH           INDEX          VALUE
                                                             FUND        TRUST FUND    STOCK FUND         FUND           FUND
                                                       ------------    ------------   ------------   ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
         Interest                                      $     59,930    $     60,838   $     30,000   $     24,196   $     18,256
         Dividends                                          807,609         958,695      1,531,772        176,273        377,382
         Net appreciation (depreciation) in the fair
           value of investments                           2,867,761              --      1,035,019      2,427,897     (1,141,062)
     Contributions:
         Employer                                           357,863         202,926        299,037        235,404        184,721
         Participants                                     1,042,078         765,867        969,801        822,509        579,612
         Rollovers                                           56,839          39,278        161,071        128,044         86,330
         Plan transfers (Note 7)                          3,254,804       1,027,182             --      4,777,488             --
         Loan repayments                                    272,193         288,968        153,987        138,900         90,442
         Loan offsets                                            --              --             --             --             --
         Other                                                    4           1,721             --             --             67
                                                       ------------    ------------   ------------   ------------   ------------
                  Total additions                         8,719,081       3,345,475      4,180,687      8,730,711        195,748
                                                       ------------    ------------   ------------   ------------   ------------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                        3,006,695       2,103,402        512,867        888,633        405,530
     Loans to participants                                  369,233         414,943        133,103        156,041         76,253
     Fiduciary and investment manager fees                   14,178          60,934          7,542          7,451          3,568
                                                       ------------    ------------   ------------   ------------   ------------
                  Total deductions                        3,390,106       2,579,279        653,512      1,052,125        485,351
                                                       ------------    ------------   ------------   ------------   ------------

INTERFUND TRANSFERS                                      (1,413,432)        631,438        171,452      1,182,075       (367,440)
                                                       ------------    ------------   ------------   ------------   ------------
                  Net additions (deductions)              3,915,543       1,397,634      3,698,627      8,860,661       (657,043)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                   23,872,699      15,588,910      8,770,183      7,326,107      5,976,917
                                                       ------------    ------------   ------------   ------------   ------------
     End of year                                       $ 27,788,242    $ 16,986,544   $ 12,468,810   $ 16,186,768   $  5,319,874
                                                       ============    ============   ============   ============   ============


                                                      INTERNATIONAL   CADMUS COMMON   NEW HORIZONS    U.S. TREASURY
                                                        STOCK FUND      STOCK FUND        FUND      INTERMEDIATE FUND   LOAN FUND
                                                      ------------    ------------    ------------  -----------------   ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
         Interest                                     $     11,841           4,960           8,210             745             --
         Dividends                                         127,623              --         116,333         105,770             --
         Net appreciation (depreciation) in the fair
           value of investments                            306,090        (139,267)          9,253          54,491             --
     Contributions:
         Employer                                          126,601          64,684          96,839          18,103             --
         Participants                                      396,462         205,126         357,691          79,510             --
         Rollovers                                          33,510          28,185          45,046          17,885             --
         Plan transfers (Note 7)                             2,088          (4,948)             --       1,376,311         92,869
         Loan repayments                                    69,441          28,648          40,321          16,281     (1,099,181)
         Loan offsets                                           --              --              --              --       (264,704)
         Other                                                   2               1              36              --             --
                                                      ------------    ------------    ------------    ------------   ------------
                  Total additions                        1,073,658         187,389         673,729       1,669,096     (1,271,016)
                                                      ------------    ------------    ------------    ------------   ------------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                         369,509         172,196          72,918         330,590             --
     Loans to participants                                  51,471          41,033          30,921           9,202     (1,282,200)
     Fiduciary and investment manager fees                   2,736           4,691           2,423           1,211             --
                                                      ------------    ------------    ------------    ------------   ------------
                  Total deductions                         423,716         217,920         106,262         341,003     (1,282,200)
                                                      ------------    ------------    ------------    ------------   ------------

INTERFUND TRANSFERS                                       (148,461)        (90,196)       (203,182)        237,746             --
                                                      ------------    ------------    ------------    ------------   ------------
                  Net additions (deductions)               501,481        (120,727)        364,285       1,565,839         11,184

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                   2,976,211       2,565,159       1,896,366         698,125      2,533,379
                                                      ------------    ------------    ------------    ------------   ------------
     End of year                                      $  3,477,692    $  2,444,432    $  2,260,651    $  2,263,964   $  2,544,563
                                                      ============    ============    ============    ============   ============

                                                           TOTAL
                                                        ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
         Interest                                       $    218,976
         Dividends                                         4,201,457
         Net appreciation (depreciation) in the fair
           value of investments                            5,420,182
     Contributions:
         Employer                                          1,586,178
         Participants                                      5,218,656
         Rollovers                                           596,188
         Plan transfers (Note 7)                          10,525,794
         Loan repayments                                          --
         Loan offsets                                       (264,704)
         Other                                                 1,831
                                                        ------------
                  Total additions                         27,504,558
                                                        ------------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                         7,862,340
     Loans to participants                                        --
     Fiduciary and investment manager fees                   104,734
                                                        ------------
                  Total deductions                         7,967,074
                                                        ------------

INTERFUND TRANSFERS                                               --
                                                        ------------
                  Net additions (deductions)              19,537,484

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                    72,204,056
                                                        ------------
     End of year                                        $ 91,741,540
                                                        ============

        The accompanying notes are an integral part of these statements.

                           CADMUS THRIFT SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997


1.   PLAN DESCRIPTION:

GENERAL

The following description of the Cadmus Thrift Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution thrift savings plan established by Cadmus Communications Corporation and its subsidiary companies that have adopted the Plan (collectively, the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The provisions include a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for the benefit of eligible employees of the Company. All employees of the Company who have completed one month of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

PLAN ADMINISTRATION

Overall responsibility for administering the Plan rests with the Benefits and Investment Committee (the "Committee") of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is trustee for the Plan.

CONTRIBUTIONS

Under the terms of the Plan, participants may make pretax contributions ranging from 2 to 18 percent of their compensation. The Company will make a quarterly matching contribution out of its profits in an amount equal to 25 percent of participants' savings contributions, with matching contributions being based on the lesser of each participant's contribution or 6 percent of the participant's compensation as defined in the Plan document. The Company may also, at its discretion, make an additional annual matching contribution in an amount equal to a percentage (determined annually) of participants' savings contributions, with matching contributions being based on the lesser of each participant's contribution or 6 percent of the participant's compensation as defined in the Plan document.

VESTING

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

    NUMBER OF YEARS OF THRIFT                                    VESTED
         VESTING SERVICE                                        INTEREST
         ---------------                                        --------
Less than 2 years                                                    0%
2 years but less than 3 years                                       20%
3 years but less than 4 years                                       40%
4 years but less than 5 years                                       60%
5 years but less than 6 years                                       80%
6 years or more                                                    100%

Forfeitures are used to reduce Company matching contributions or to pay administrative expenses of the Plan.

BENEFITS

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or an annuity to be paid in semiannual installments for up to five years or, in certain cases, for life.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of income and expenses are based on the proportion that each participant's account balance bears to the total of all participant account balances.

INVESTMENT OPTIONS

Participants may direct their contributions, employer matching contributions, and any related earnings into nine investment options in 1 percent increments.

Common/Collective Trust:

o T. ROWE PRICE STABLE VALUE COMMON TRUST FUND - This fund seeks stability and a high level of monthly income by investing in investment contracts issued by high-quality insurance companies and banks.

Mutual Funds:

o T. ROWE PRICE BALANCED FUND - This fund seeks capital appreciation, current income, and preservation of capital by investing in a diversified portfolio of common stocks and fixed-income securities. Common stocks are generally expected to represent approximately 60 percent of total assets, and fixed-income securities, including cash reserves, represent the remaining assets.

o T. ROWE PRICE GROWTH STOCK FUND - This fund seeks long-term capital growth and increasing dividend income by investing primarily in common stocks of well-established growth companies.

o T. ROWE PRICE EQUITY INDEX FUND - This fund seeks a match of the total return performance of the U.S. equity markets, as represented by the Standard & Poor's 500 Stock Index.

o T. ROWE PRICE SMALL-CAP VALUE FUND - This fund seeks long-term capital growth by investing primarily in common stocks of small companies (generally having a market value of under $500 million) that are believed to be undervalued and have potential for capital appreciation.

o T. ROWE PRICE INTERNATIONAL STOCK FUND - This fund seeks long-term capital growth by investing on a worldwide (but non-U.S.) basis primarily in common stocks of well-established non-U.S. companies that are broadly diversified in Europe, the Far East, Australia, Canada, and other areas.

o T. ROWE PRICE NEW HORIZONS FUND - This fund seeks to provide long-term capital growth by investing primarily in common stocks of small, rapidly growing companies in a broad range of industries.

o T. ROWE PRICE U. S. TREASURY INTERMEDIATE FUND - This fund seeks to provide higher income than money market funds and maximum credit protection and less volatility than that of longer-term bond funds by investing primarily in U. S. Treasury securities and those backed by the U. S. government.

Common Stock:

o CADMUS COMMON STOCK FUND - This fund invests in the common stock of the Company, together with the T. Rowe Price Prime Reserve Fund, a money market investment.

LOANS TO PARTICIPANTS

Participants in the Plan may borrow from their vested account balance in the Plan. The minimum that can be borrowed is $1,000, and loans are in $100 increments. Only one loan per participant may be outstanding at any time. Loans are repayable through payroll deductions and must be repaid to the Plan within five years of the borrowing. The interest rate is 1.5 percent over THE WALL STREET JOURNAL'S prime rate at the time of the borrowing and is fixed over the life of the loan. As of December 31, 1998, interest rates ranged from 7.5 percent to 11.0 percent.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid. Receivables, payables, and accrued expenses are not reflected. Such contributions receivable and fees payable were approximately $601,000 and $15,000, respectively, as of December 31, 1998; the corresponding amounts as of December 31, 1997, were $1,035,000 and $27,000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with the modified cash basis of accounting requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

INCOME RECOGNITION

Interest and dividend income are recorded as earned on the modified cash basis.

INVESTMENT VALUATION

Cadmus common stock and mutual funds are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year; investments traded on the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. The Stable Value Common Trust Fund is valued at fair value which approximates contract value. The average yields for the Stable Value Fund were 6.3 and 6.2 percent for the years ended December 31, 1998 and 1997, respectively. As of December 31, 1998 and 1997, the interest rates for the Stable Value Common Trust Fund ranged from 5.6 percent to 10.0 percent.

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits - modified cash basis, with fund information, as net appreciation (depreciation) in the fair value of investments.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid jointly by the Company and participants in the Plan. Each participant is charged a quarterly fee of $5.00 to be applied to the administrative expenses of the Plan. All investment advisory fees are paid by the Plan and are reduced by applicable forfeitures. Certain management, accounting, and audit services are provided to the Plan by the Company. The Plan is not charged for these services.

3.   INVESTMENTS:

The fair values of individual assets that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997, are as follows.

                                                       1998            1997
                                                       ----            ----
T. Rowe Price Balanced Fund                        $27,788,242     $23,872,699
T. Rowe Price Stable Value Common Trust Fund        16,986,544      15,588,910
T. Rowe Price Growth Stock Fund                     12,468,810       8,770,183
T. Rowe Price Equity Index Fund                     16,186,768       7,326,107
T. Rowe Price Small-Cap Value Fund                   5,319,874       5,976,917

During 1998, the Plan's investments appreciated (depreciated) in fair value as follows.

Mutual funds                                      $5,559,449
Common stock                                        (139,267)
                                                  ----------
                                                  $5,420,182
                                                  ==========

4.   TAX STATUS:

The Plan has received a favorable determination letter dated January 17, 1996, from the Internal Revenue Service ("IRS") stating that the Plan was designed in accordance with applicable Plan design requirements as of that date, and as a result, the underlying trust is tax exempt. The Plan administrator is of the opinion that the Plan continues to operate as designed.

5.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6.   RECONCILIATION TO FORM 5500:

The Plan's Form 5500 reflects the receivables and accruals discussed in Note 2. In addition, the Plan had approximately $84,304 and $2,342, respectively, of pending distributions to participants as of December 31, 1998 and 1997. These amounts are recorded as a liability in the Plan's Form 5500 but are not included in the liabilities discussed in Note 2.

The following table reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the years ended December 31, 1998 and 1997.


                                                                                                    NET ASSETS AVAILABLE
                                                                  ADDITIONS      DEDUCTIONS           FOR PLAN BENEFITS
                                      PLAN            PLAN          TO NET        FROM NET          ---------------------
                                     ASSETS       LIABILITIES       ASSETS         ASSETS           1998            1997
                                   ----------    ------------   -----------     -----------      -----------      ----------
Per financial statements          $ 91,741,540   $         --   $ 27,504,558    $  7,967,074    $ 91,741,540    $ 72,204,056
1998 amounts pending
   distribution to participants             --         84,304             --          84,304         (84,304)             --
1997 amounts pending
   distribution to participants             --             --             --          (2,342)             --          (2,342)
1998 plan transfer in                       --             --    (10,525,794)             --              --              --
1998 contributions/other
   receivables                         600,890             --        600,890              --         600,890              --
1997 contributions/other
   receivables                              --             --     (1,034,657)             --              --       1,034,657
1998 fees payable                           --         15,337             --          15,337         (15,337)             --
1997 fees payable                           --             --             --         (26,612)             --         (26,612)
                                  ------------   ------------   ------------    ------------    ------------    ------------
Per Form 5500                     $ 92,342,430   $     99,641   $ 16,544,997    $  8,037,761    $ 92,242,789    $ 73,209,759
                                  ============   ============   ============    ============    ============    ============

7.   MATERIAL MODIFICATIONS TO THE PLAN:

Effective July 1, 1998, the Lancaster Press, Inc. Non-Union Savings Plan and TAPSCO, Inc. Retirement Plan and Trust were merged into the Plan. In accordance with this merger, assets totaling $10,525,794 were transferred into the Plan on that date.

8.   RELATED-PARTY TRANSACTIONS:

The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedules.

                                                                      SCHEDULE I

                           CADMUS THRIFT SAVINGS PLAN


                    ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR
                    INVESTMENT PURPOSES - MODIFIED CASH BASIS
                             AS OF DECEMBER 31, 1998

       IDENTITY OF PARTY INVOLVED               DESCRIPTION OF INVESTMENT          COST          FAIR VALUE
       --------------------------               -------------------------          ----          ----------
T. Rowe Price Balanced Fund*                   Mutual fund                      $20,145,237     $27,788,242
T. Rowe Price Stable Value Common Trust Fund*  Common/Collective trust           16,986,544      16,986,544
T. Rowe Price Growth Stock Fund*               Mutual fund                       10,467,914      12,468,810
T. Rowe Price Equity Index Fund*               Mutual fund                       12,095,636      16,186,768
T. Rowe Price Small-Cap Value Fund*            Mutual fund                        5,394,547       5,319,874
T. Rowe Price International Stock Fund*        Mutual fund                        3,144,875       3,477,692
Cadmus Communications Corporation*             Common stock (203,489 shares)      1,508,842       2,125,082
T. Rowe Price Reserve Fund*                    Mutual fund                          319,350         319,350
T. Rowe Price New Horizons Fund*               Mutual fund                        2,210,913       2,260,651
T. Rowe Price U.S. Treasury Intermediate
  Fund*                                        Mutual fund                        2,216,134       2,263,964
                                               Participant loans, 7.5% to
                                                  11.0%, maturing at various
Participant loans                                 dates                           2,544,563       2,544,563
                                                                                -----------     -----------
             Total investments                                                  $77,034,555     $91,741,540
                                                                                ===========     ===========

* Represents a party-in-interest

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                           CADMUS THRIFT SAVINGS PLAN


     ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS - MODIFIED CASH BASIS
                         FOR THE YEAR DECEMBER 31, 1998


                                                                          NUMBER OF                        NUMBER OF
         IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET     TRANSACTIONS   PURCHASE PRICE   TRANSACTIONS
         --------------------------             --------------------     ------------   --------------   ------------
T. Rowe Price Stable Value Common Trust Fund*  Common/Collective trust         95         $4,315,586           104
T. Rowe Price Growth Stock Fund*               Mutual fund                    144          3,638,481            60
T. Rowe Price Equity Index Fund*               Mutual fund                    136          8,345,869            64
T. Rowe Price Balanced Fund*                   Mutual fund                     99          5,777,830            94

                                                             COST OF ASSETS
         IDENTITY OF PARTY INVOLVED           SELLING PRICE       SOLD        NET GAIN
         --------------------------           -------------       ----        --------
T. Rowe Price Stable Value Common Trust Fund*   $2,917,952     $2,917,952   $        -
T. Rowe Price Growth Stock Fund*                   974,872        844,984      129,888
T. Rowe Price Equity Index Fund*                 1,915,966      1,639,133      276,833
T. Rowe Price Balanced Fund*                     4,730,049      3,545,242    1,184,807

* Represents a party-in-interest


          The accompanying notes are an integral part of this schedule.